Filed by Independent Bank Group, Inc.

 Pursuant to Rule 425 under the Securities Act of 1933

 and deemed to be filed pursuant to Rule 14a-12

 under the Securities Exchange Act of 1934

 Subject Company: Independent Bank Group, Inc.

 Commission File No.: 001-35854

 Date: May 20, 2024

The following communication was made by Independent Bank Group, Inc. (“IBTX”) in connection with the proposed merger between IBTX and SouthState Corporation.

Employee Q&A

On May 20, 2024, a communication in the form set forth below was distributed by IBTX to its employees and posted on the IBTX intranet site available to its employees.

Announcement:	May 20, 2024
Town Halls:	Week of June 24, 2024
Culture / Benefit Sessions:	Mid-July 2024
Team Member Job Notifications:	Anticipated By Mid-September 2024
Legal Close:	Anticipated 1st Quarter 2025
System Conversion:	Anticipated 2nd Quarter 2025

Why did Independent Financial decide to merge with SouthState?

We have built a great company, and in banking, it is all about timing and opportunities. We are excited to find a company with a similar culture and business model to ours. Together, we will be in 12 of the top 15 fastest growing large MSAs in the United States. The scale and resources of our combined company will allow us to maximize and leverage the increased capacity and capabilities to support our customers and prospects in our high-growth markets. We believe we have a tremendous opportunity to continue the legacy of what we have built and be a part of creating something even greater.

Who is SouthState?

SouthState is one of the leading regional banks in the Southeast – serving customers in Florida, Alabama, Georgia, the Carolinas, and Virginia. Headquartered in Winter Haven, Florida, the company has a support presence in Winter Haven, FL; Charleston and Columbia, SC; Atlanta, GA; and Charlotte, NC. With over $45 billion in assets, the Bank provides traditional retail, commercial, mortgage, wealth management and small business banking services throughout its 240-branch network and customer relationships in neighboring states. The Bank also has a national footprint, serving clients coast-to-coast through its correspondent banking division.

SouthState’s core values are central to the company – with Local Market Leadership being at the foundation. Other values include Long-Term Horizon, Remarkable Experiences, Meaningful and Lasting Relationships and Greater Purpose, which demonstrate their commitment to investing in employees, customers and communities.

What is SouthState’s Vision?

•	Growth Company in High-growth Markets

•	Distinct Business Model – Local Market Leadership

•	Leadership Academy Masquerading as a Bank – Commitment to investing in people and their future.

What is the asset size and geographic presence of the combined company?

SouthState’s asset size is about $45 billion and Independent Financial is about $19 billion. Together, we will form a $65 billion+ bank, deposits of $55 billion, gross loans of $48 billion, and a market capitalization of approximately $8.2 billion. The combined bank will have operations in eight states, with 22% of deposits in the state of Texas, and 7% in Colorado.

Where will the headquarters be?

The headquarters will be at SouthState’s current headquarters in Winter Haven, Florida.

Will there be a retained presence in Texas?

Dallas will become one of our company’s regional meeting hubs.

Will there be layoffs?

There is no geographic overlap, so there will be no disruption to the customer-facing markets and employees. Market leadership will remain in place.

It is our goal to offer as many opportunities to the support teams as possible. Some positions will be needed to support the larger combined company, with remote work available in some areas. In addition, other opportunities will become available throughout the transition period through normal attrition. All staff decisions will be made by mid-September 2024.

Will severance be offered for displaced employees?

The goal is to offer continued opportunities to as many Independent Financial employees as possible during this transition. For displaced employees, severance benefits will be provided.

Will there be Independent Financial branch closures?

There is no overlap in the branch network of the two companies. We do not anticipate closing or consolidating any branches at this time.

What will the strategy be for building the SouthState brand in Texas and Colorado?

We’re taking great care to ensure customers continue to receive the service they expect from the local bankers they trust. We’re committed to continuing to build relationships and invest in our customers and communities.

What are the advantages of coming together with SouthState?

•	Advantages for the bank:

○	Great cultural fit.

○	We will serve 12 of the 15 fastest growing large MSAs in the US.

○	Combined $65 billion in assets and will serve more than 1.5 million customer deposit accounts.

•	Advantages for our customers:

○	Geographic local market leadership business model.

○	Creates greater scale allowing the company to continue to invest in technology and other solutions.

○	Expanded network with 343 locations in 8 states.

What leadership decisions have been made?

•	David Brooks will transition to a Board Member at closing.

•	Dan Brooks will transition to Executive Advisor to the CEO and assist the management teams with the Integration. He will also serve on the SouthState Operating Committee.

•	Dan Strodel will continue in his current role until closing and then transition to Banking Group President over Texas/Colorado. He will also serve on the SouthState Operating Committee.

•	We anticipate other leadership decisions will be made by mid-September 2024, subject to closing of the transaction.

When will employees be made aware of their future with company?

We anticipate communicating all staff decision by mid-September 2024.

When will legal close take place?

We anticipate closing will occur in the 1st quarter of 2025, subject to receipt of shareholder and regulatory approvals and other customary closing conditions.

When will system conversion occur?

We anticipate system conversion will occur in the 2nd quarter of 2025.

When will our name change to SouthState?

The name change is anticipated to occur in the 2nd quarter of 2025 at the time of system conversion.

What operating systems does SouthState use?

A comprehensive list of all systems will be provided to employees as we kick off the integration in June.

What are SouthState’s employee benefits?

We will be conducting Culture and Benefit sessions in mid-July to provide detailed information about the benefit plans and opportunities available at the company. No changes to benefits are expected prior to legal close (anticipated to be 1st Quarter of 2025).

Do our customers need to do anything different today?

No. It’s business as usual and customers should continue to bank the way they do today. There will be no impact to the customers until system conversion. We are taking great care to ensure they continue to receive the service they expect from their local bankers. Any changes to how they bank with us or access banking tools will be communicated in advance of system conversion.

What should I do if a member of the media reaches out directly to me?

If a member of the media contacts you, please reach out directly to Wendi Costlow, ext. 23397.

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NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and other related federal securities laws. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, including information about Independent Bank Group, Inc.’s (“IBTX”), SouthState Corporation’s (“SouthState”) or the combined company’s possible or assumed future results of operations, including its future revenues, income, expenses, provision for taxes, effective tax rate, earnings (loss) per share and cash flows, its future capital expenditures and dividends, its future financial condition and changes therein, including changes in IBTX’s, SouthState’s or the combined company’s loan portfolio and allowance for credit losses, IBTX’s, SouthState’s or the combined company’s future capital structure or changes therein, the plan and objectives of management for future operations, IBTX’s, SouthState’s or the combined company’s future or proposed acquisitions, the future or expected effect of acquisitions on IBTX’s, SouthState’s or the combined company’s operations, results of operations and financial condition, IBTX’s, SouthState’s or the combined company’s future economic performance and the statements of the assumptions underlying any such statement. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is estimated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. The forward-looking statements that IBTX and SouthState make are based on their current plans, estimates, expectations, ambitions and assumptions regarding IBTX’s, SouthState’s and the combined company’s business, the economy and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are beyond the control of IBTX and SouthState. IBTX’s, SouthState’s and the combined company’s actual results may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Many possible events or factors could affect IBTX’s, SouthState’s and the combined company’s future financial results and performance and could cause those results or performance to differ materially from those expressed in the forward-looking statements. In addition to factors previously disclosed in IBTX’s and SouthState’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between IBTX and SouthState providing for the acquisition of IBTX by SouthState (the “Transaction”); (2) the outcome of any legal proceedings that may be instituted against IBTX or SouthState; (3) the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); (4) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which IBTX and SouthState operate; (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (7) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (8) reputational risk and potential adverse reactions of IBTX’s or SouthState’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; (9) the dilution caused by SouthState’s issuance of additional shares of its capital stock in connection with the Transaction; (10) a material adverse change in the financial condition of SouthState or IBTX; (11) general competitive, economic, political and market conditions; (12) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; (13) the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and (14) other factors that may affect future results of IBTX and SouthState including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause IBTX’s, SouthState’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm IBTX’s, SouthState’s or the combined company’s results.

IBTX and SouthState urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by IBTX and/or SouthState. As a result of these and other matters, including changes in facts, assumptions not being realized or other factors, the actual results relating to the subject matter of any forward-looking statement may differ materially from the anticipated results expressed or implied in that forward-looking statement. Any forward-looking statement made in this communication or made by IBTX or SouthState in any report, filing, document or information incorporated by reference in this communication, speaks only as of the date on which it is made. IBTX and SouthState undertake no obligation to update any such forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. IBTX and SouthState believe that these assumptions or bases have been chosen in good faith and that they are reasonable. However, IBTX and SouthState caution you that assumptions as to future occurrences or results almost always vary from actual future occurrences or results, and the differences between assumptions and actual occurrences and results can be material. Therefore, IBTX and SouthState caution you not to place undue reliance on the forward-looking statements contained in this filing or incorporated by reference herein.

If IBTX or SouthState update one or more forward-looking statements, no inference should be drawn that IBTX or SouthState will make additional updates with respect to those or other forward-looking statements. Further information regarding IBTX, SouthState and factors which could affect the forward-looking statements contained herein can be found in IBTX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1564618/000156461824000025/ibtx-20231231.htm), and its other filings with the SEC, and in SouthState’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/764038/000155837024002302/ssb-20231231x10k.htm), and its other filings with the SEC.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval. In connection with the Transaction, SouthState will file with the SEC a Registration Statement on Form S-4 to register the shares of SouthState capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of SouthState and IBTX that also constitutes a prospectus of SouthState. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of SouthState and IBTX seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SOUTHSTATE, IBTX, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by IBTX or SouthState through the website maintained by the SEC at http://www.sec.gov or from SouthState at its website, https://southstatecorporation.q4ir.com, or from IBTX at its website, https://ir.ifinancial.com. Documents filed with the SEC by SouthState will be available free of charge by accessing the “SEC Filings” tab of SouthState’s website at https://southstatecorporation.q4ir.com, or alternatively by directing a request by mail to SouthState’s Corporate Secretary, 1101 First Street South, Suite 202, Winter Haven, FL 33880, and documents filed with the SEC by IBTX will be available free of charge by accessing IBTX’s website at https://ir.ifinancial.com under the “SEC Filings” tab or, alternatively, by directing a request by mail to IBTX’s Corporate Secretary, 7777 Henneman Way, McKinney, TX 75070-1711.

PARTICIPANTS IN THE SOLICITATION

IBTX, SouthState and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IBTX and SouthState in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IBTX and SouthState and other persons who may be deemed to be participants in the solicitation of shareholders of IBTX and SouthState in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC.

Information about the directors and executive officers of IBTX and their ownership of IBTX common stock is also set forth in the definitive proxy statement for IBTX’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 26, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1564618/000156461824000071/ibtx-20240425.htm). Information about the directors and executive officers of IBTX, their ownership of IBTX common stock, and IBTX’s transactions with related persons is set forth in the sections entitled “Our Board of Directors”, “Compensation Discussion & Analysis”, “CEO Pay Ratio” and “Pay Versus Performance” of such definitive proxy statement. To the extent holdings of IBTX common stock by the directors and executive officers of IBTX have changed from the amounts of IBTX common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of SouthState and their ownership of SouthState common stock can also be found in SouthState’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March 8, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/764038/000155837024002793/ssb-20240424xdef14a.htm) and other documents subsequently filed by SouthState with the SEC. Information about the directors and executive officers of SouthState, their ownership of SouthState common stock, and SouthState ‘s transactions with related persons is set forth in the sections entitled “Our Directors”, “Director Independence”, “Related Person and Certain Other Transactions”, “Stock Ownership of Directors, Executive Officers, and Certain Beneficial Owners”, “Director Compensation”, “Compensation Discussion and Analysis”, “Compensation Committee Report”, “Executive Compensation”, “CEO Pay Ratio” and “Pay Versus Performance” of such definitive proxy statement, and the section entitled “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” of SouthState’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the SEC on March 4, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/764038/000155837024002302/ssb-20231231x10k.htm ). To the extent holdings of SouthState common stock by the directors and executive officers of SouthState have changed from the amounts of SouthState common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, including: the Form 4s filed by Sara Arana on March 6, Daniel Bockhorst on March 4 and March 20, Renee Brooks on March 4 and March 19, Ronald Cofield on May 2, Shantella Cooper on May 2 and May 8, John Corbett on March 4, Jean Davis on May 2, Martin Bernard Davis on May 2, Beth DeSimone on March 4, Douglas Hertz on May 2 and May 8, Greg Lapointe on March 4 and March 5, William Matthews V on March 4, Richard Murray IV on March 4 and March 21, G. Ruffner Page Jr. on May 2 and May 8, William Pou Jr. on May 2, James Roquemore on May 2, David Salyers on May 2, Joshua Snively on May 2, Douglas Lloyd Williams on March 4 and Stephen Dean Young on March 4. Free copies of these documents may be obtained as described above.